July 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Nicholas O'Leary
Jane Park

RE:	Emo Capital, Corp. (the “Company”)
Amendment No. 1 to Offering Statement on Form 1-A
Filed June 15, 2023
File No. 024-12282

Ladies and Gentlemen:

Based on the comments issued July 12, 2023 to our Form 1-A filed June 15, 2023, the Company submitted this first amendment.

See below for our responses and updates:

Comment #1 for Cover Page

"Please revise to include the full mailing address of the issuer's principal executive offices, telephone number, website address (if applicable), and the date of the offering circular as required by Items 1(b) and 1(c) of Part II of Form 1-A."

Response: [See updated Cover Page]

We updated the Cover Page with company's address, telephone number, website, and the date of this offering circular.

Comment #2 for Cover Page

"Please revise to include a cross-reference to the section where the disclosure required by Item 14 of Part II of this Form 1-A has been provided. Refer to Item 1(d) of Part II of Form 1-A."

Response: [See updated Cover Page]

We added the cross-reference as "See "The Offering" - Page 4 and "Securities Being Offered" - Page 50 For Further Details."

Comment #3 for Summary, page 2

"We note your statement on pages 2 and 37 that the company is 'dedicated to organic fertilizer and relevant agriculture services' and that company management has recently decided to 'expand' the business to the cannabis nursery sector and that the company's principal product will be cannabis seedlings. Please revise to clarify whether you will continue to engage in the organic fertilizer business and other relevant agriculture services."

Response: [See updated section in page 2 and elsewhere necessary]

We added "Meanwhile, Company will continue to engage in the organic fertilizer business and other relevant agriculture services."

Comment #4 for Summary, page 2

"We note your disclosure on page 2 and throughout the offering circular that you will offer a diverse selection of "high-quality" strains of cannabis seedlings. In light of the regulatory status of the cannabis products you are currently pursuing, please revise your disclosure to provide the basis for this statement and clarify what constitutes "high-quality" strains for your product as compared to your competitors or remove such references. Please also revise to clarify the meaning of "cannabis seedlings" and such strains of seedlings the first time they are used in order to ensure that lay readers will understand the disclosure."

Response: [See updated section in page 2 and elsewhere necessary]

We removed the "high-quality" as you recommended. And we added a footnote to explain the cannabis seedlings "A cannabis seedling refers to the initial stage of growth in a cannabis plant's life cycle. It begins when a cannabis seed germinates and develops into a small plant with a few sets of leaves." and strain "A strain is a designated group of offspring that are either descended from a modified plant (produced by conventional breeding or by biotechnological means), or which result from genetic mutation."

Comment #5 for Use of Proceeds, page 22

"We note your disclosure that the company intends to use the net proceeds from the offering for the payment of debt coverage. Please expand your disclosure of the debt coverage, where appropriate, and clarify whether the company has entered into any loan agreements, and if so, please include a summary of the material terms of such agreements. If material, please also file any such agreement as an exhibit, or in the alternative, please tell us why you believe that you are not required to file such agreements."

Response: [See updated Use of Proceeds and added Exhbit 6.1 and 6.2]

Orginally, we thought some investors might be interested in investing in the form of private loan ahead of or during the course of this offering. Then we planned to use some of fund to cover those debts. Now we removed the debt coverage. As of today, company has not raised any fund through loan application. In the past, company's management team have been supporting the operation with their own personal funds. So, we added two exhbits showing the loan agreements made between company and our management team.

Comment #6 for Management Discussion and Analysis of Financial Condition and Results of Operations, page 30

"We note your disclosure that you expect the cost of revenue for your operations to be associated with the acquisition of and partnerships with industry participants. We also refer to your disclosure on page 6 that you expect continued net operating losses to increase "until [you] can consummate a business transaction with a profitable target." Please expand your disclosure here and elsewhere in the offering circular, where appropriate, to clarify the types of industry participants and provide the current status of any discussions or negotiations regarding any acquisition targets and/or partnerships. Please clarify whether you intend to use the net proceeds of this offering to acquire any target and/or enter into partnerships with industry participants, and if so, please revise your Use of Proceeds section accordingly"

Response: [See updated page 6]

We removed the potential acquisition and partnerships in page 6 and 30. And then we rephrased that paragraph in page 6 as "The report of our financial statements included in this offering statement indicate that the Company has suffered losses from operations, has a net capital deficiency and has yet to generate cash flow, and that these factors raise substantial doubt about the Company's ability to continue as a going concern. In addition, we have no significant assets or financial resources. We will continue to sustain operating expenses without corresponding revenues. This will result in continued net operating losses that will increase. In light of our limited resources, we cannot assure you that we will be able to continue operations."

We rephrased the paragraph in page 30 as "Cost of revenue. The Company expects that the cost of revenue for its operations will consist primarily of expenses associated with the expansion of business. These include expenses related to providing funds for construction of new facility, employee salaries, and marketing and sales events."

Comment #7 for Management Discussion and Analysis of Financial Condition and Results of Operations, page 30

"We refer to your disclosure on page 30 that you may engage in cannabis strain research and technology development in the future. Please expand your disclosure here and in the Business section to discuss any research and development you have completed to date for your anticipated cannabis products."

Response: [See updated page 30]

We will be only focusing on sales of cannabis seedlings. So, we removed the "research and technology development" section.

Comment #8 for Principal Products, Services, and Their Markets, page 37

"Please expand your disclosure here and elsewhere in the offering circular to provide a fulsome explanation of your cannabis seedling product, including, but not limited to, the process from start to finish of how a seedling is created, cultivated, a description of the final product, the labor, climate, and the type of machinery and facilities needed to manufacture your product. We also note that all of the company's cannabis products are grown, manufactured and sold in California, where the company is based. Please also expand your disclosure relating to your targeted markets, including the jurisdictions and the types of customers."

Response: [See updated page 37]

We updated the "principal products, services, and their markets" section as following by emphasizing your recommendations including types of customers, jurisdictions, the process to produce seedlings, and the final products, etc. See below and page 37 for the update.

"The main focus will be on producing cannabis seedlings. The cultivation of these seedlings necessitates appropriate levels of moisture, gentle lighting, and a controlled climate to establish robust root systems and promote the growth of sturdy stems. To achieve these conditions, the entire process will take place within an indoor growing facility, such as a greenhouse or warehouse. These facilities are equipped with climate control systems, lighting fixtures, irrigation systems, and ventilation systems. Growing cannabis seedlings requires skilled labor, including individuals with knowledge of germination techniques, plant care, and cultivation practices. They are responsible for tasks such as planting seeds, monitoring growth, adjusting environmental conditions, watering, and nutrient management. The final seedling product is a small cannabis plant with multiple sets of leaves. Once the seedlings have reached a healthy stage of growth, the company will supply them to cannabis cultivation growers in California for the flowering stage."

Comment #9 for Milestones and Budget, page 37

"We note your disclosure of the company's plan of operation and milestones for the remainder of the fiscal year. Please revise to provide details of your milestones and the anticipated time frame for beginning and completing each milestone. Please explain how the company intends to meet each of the milestones if it cannot receive funding."

Response: [See updated page 37 and 38]

In order to give ourselves more time to raise enough fund to initiate construction, we first postponed the start date from August 1, 2023 to January 1, 2024. We added the details of milestones as following:

"Operational Objectives January 1, 2024 to Feburary 29, 2024: Complete land purchase, start working with city and state regulatory for permitting and licensing, and start engaging with architect and construction team"

"Operational Objectives March 1, 2024 to May 31, 2024: Complete permitting, license application, and facility construction"

"Operational Objectives June 1, 2024 to July 31, 2024: Commence seedling production and complete the first seedling batch sale"

Then we added backup plans on page 38 under two different scenarios, one is that only 5% target is raised, the corresponding plan for this case is:

"The operational objectives mentioned above are subject to change based on the amount of funds we manage to raise and the expected timeframe for initiating our first milestone. In the event that the 5% fundraising target ($75,000) is not achieved or only 5% to 10% ($150,000) fundraising target is reached by that time, we will utilize the funds raised up until then to establish a collaboration with local cannabis growers by renting a suitable space. Meanwhile, as the 25% target is reached, we will initiate our first milestone operation. Here is the proposed plan in this scenario based on 5% target is met: [see the added table on page 38 following this paragraph]."

The second scenario is that no funds are raised by the scheduled initiation our first milestone date, corresponding plan is:

"If, by the scheduled date for initiating our first milestone, no funds are raised, the management team of the company may provide the necessary funding ($7,000) to apply for a distribution license and begin the nursery seedling distribution operation as a backup plan. Meanwhile, as the 25% target is reached, we will initiate our first milestone operation."

Comment #10 Competition for the Company's current operations, page 38

"Please expand your disclosure to discuss your plans for a free-to-test membership and seedling supplying partnership in greater detail. Please also revise to identify any existing competitors in the cannabis seedling business and disclose whether any of your competitors are based in California and/or providing free-to-test memberships and seedling supply partnerships"

Response: [See the update in page 39]

Per your recommendation, we listed some well-established seedling nursery companies in California and we removed the "free-to-test membership" strategy. We explained the strategies we will use to build supply partnership. See below and the update in page 39

"The cannabis and hemp industries are relatively new but rapidly growing. There are some well-established cannabis nursery suppliers based in California including, Roots Cannabis Nursery in Rio Vista, Highline Nursery in Fortuna and Lynwood, Clones on Fire in Corona, Prime Cuts Cannabis Nursery and Seed Bank in Sonoma, etc. Many of those companies have greater resources and market recognition than do we. There is also a possibility of a larger company trying to acquire many of the smaller companies in the industry, especially if regulatory uncertainties become less risky."

"We plan on building stable long-term seedling suppling partnership with cannabis cultivation growers in California. To build a long-term supplying partnership with California cannabis cultivators as a cannabis nursery selling seedlings, we will 1) offer a variety of strains to cater to cultivators' needs and set competitive pricing while ensuring timely delivery, 2) provide excellent customer support and host educational events to position yourself as a trusted advisor, 3) seek feedback and collaborate with cultivators to understand their evolving needs and adapt your offerings accordingly, 4) consider long-term contracts or partnership agreements to provide stability and exclusivity, and 5) network within the industry to build relationships and stay updated on trends. By implementing these strategies, we believe that we will establish ourselves as a competitive supplier, nurturing long-term partnerships with California cannabis cultivators. However, we cannot predict the likelihood of succeeding in these efforts."

Comment #11 for Growth Issues, page 38

"We note your disclosure on page 38 that the company is seeking funding from the capital markets "to establish a first mover advantage" in the cannabis nursery seedling business. We also refer to your disclosure on page 38 relating to your competitors in the cannabis and hemp industries that have greater resources and market recognition that you do. Please reconcile these disclosures and clarify what you mean by establishing a "first mover advantage" in the cannabis seedling industry."

Response: [See the update in page 39]

We removed the "first-mover" description and rephrased as "The company management is working to establish the cannaibs nursery seedling business. If Emo is not funded properly, it will prevent us from establishing the business."

Comment #12 for Federal Government Regulation, page 39

"We refer to your disclosure on page 11 relating to the permits, licenses and approvals the company will need to obtain. Please discuss the types of permits, licenses and regulatory approvals the company will need to obtain and maintain, including the jurisdictions the company plans to license its products."

Response: [See the update in page 41]

We added a section to discuss the permits, licenses, and regulatory approvals we need to obtain, see below:

Starting a cannabis seedling business in California, we are required to obtain several permits, licenses, and regulatory approvals.

●  Local Permits: we need to contact the local government authorities of California City to inquire about land use permits, zoning requirements, and any specific permits needed for cannabis cultivation or operating a nursery.

●  Conditional Use Permit (CUP): We need to apply a CUP for cannabis-related businesses. This permit allows us to operate a cannabis nursery on the designated land. This application will involve a thorough application process, including public hearings.

●  State Cultivation License: We will need to apply to California's regulatory agency for cannabis, the Bureau of Cannabis Control (BCC) for the appropriate cultivation and nursery license, which may vary depending on the size and nature of our operation.

●  Compliance with Environmental Regulations: As a cannabis cultivation business, we must comply with environmental regulations, such as, the California Environmental Quality Act (CEQA). This includes water usage, waste management, and protection of natural resources.

●  Building Permits: Since we plan to construct greenhouses or warehouses and develop the land, we will need to obtain building permits from the local building department to ensure compliance with construction codes and regulations.

●  Water Rights and Usage: Because we plan to use water from a well, we need to obtain water rights or permits from the city's water management authorities and we need to comply with local water regulations and restrictions.

●  Utility Connections: We need to coordinate with local utility providers to establish connections for electricity, and other utilities needed for our operations. We need to obtain the necessary permits and approvals from utility companies.

●  Security Measures: We are required to have robust security systems in place. This is a requirement by the BCC, which include surveillance systems, access controls, and alarm systems.

Comment #13 for Directors and Executive Officers, page 42

"We note your disclosure on page 39 that the company currently has no full-time employees and that its officers and directors volunteer to help with the development of the company's business. Please revise the table on page 42 to provide the information required by the last column of that table as specified by Item 10(a)(2) of Part II of Form 1-A."

Response: [See the update in page 43]

We added a "hours per week" column to indicate the time that our directors normally contribute. See the table in page 43.

Comment #14 Exhibits

"Please provide a currently dated consent from your auditor. Please refer to Item 17(11) of Part III of Form 1-A."

Response: [See the updated exhibit 11-1]

We added our auditor's currently dated consent form accordingly.

Comment #15 General

"We note that your Subscription Agreement contains a forum selection provision. Please provide risk factor disclosure related to your forum selection provision and discuss the effects that your exclusive forum provision may have on potential investors including, but not limited to, increased costs to bringing a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable."

Response: [See the added section in page 21]

We added a separate section to dicuss the forum selection. Also see below:

"Our Subscription Agreement identifies the state of Nevada for purposes of governing law."

"The Company's Subscription Agreement for shares issued under this Offering contains a choice of law provision stating, "This Agreement shall be governed by and construed solely in accordance with the internal laws of the State of Nevada with respect to contracts executed, delivered and to be fully performed therein, without regard to the conflicts of laws principles thereof.". As such, excepting matters arising under federal securities laws, any disputes arising between the Company and shareholders acquiring shares under this offering shall be determined in accordance with the laws of the state of Nevada. Furthermore, the Subscription Agreement establishes the state and federal courts located in Nevada as having jurisdiction over matters arising between the Company and shareholders."

"These provisions may discourage shareholder lawsuits or limit shareholders' ability to obtain a favorable judicial forum in disputes with the Company and its directors, officers, or other employees."

Comment #16 General

"We note your disclosure on page 5 that you are not generating any revenues and assume that the company will remain a shell company. We also refer to your disclosure on page 17 that the company is not currently classified as a "shell company" under Rule 405. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and do not appear to have any assets, including any cash and cash equivalents. Please reconcile your disclosures, prominently disclose on the cover page that you are a shell company, and add a risk factor that highlights the consequences of this status"

Response: [See the updated cover page and the added section in page 17 and 18]

We added the "shell information" on the cover page and we added a section "Consequences of shell company status" in page 17 and page 18. Also see below:

"Consequences of shell company status

We are a shell company as defined in Rule 405 promulgated by the SEC under the Securities Act. A shell company is one that has no or nominal operations and either: (i) no or nominal assets; or (ii) assets consisting primarily of cash or cash equivalents. As a shell company, we are subject to various laws, regulations and restrictions, including that we will be subject to restrictions on our use of Form S-8 to register stock that we may issue to our employees and consultants and you will be subject to restrictions from relying on Rule 144 for the resale of your common stock, as described below.

Shell companies are prohibited from using Form S-8 to register securities under the Securities Act. If a company ceases to be a shell company, it may use Form S-8 sixty calendar days after the date on which it makes required filings with the SEC disclosing the cessation of its status as shell company, provided it has filed all reports and other materials required to be filed under the Exchange Act during the preceding 12 months (or for such shorter period that it has been required to file such reports and materials after the company files "Form 10 information," which is information that a company would be required to file in a registration statement on Form 10 if it were registering a class of securities under Section 12 of the Exchange Act. This information would normally be reported on a current report on Form 8-K reporting the completion of a transaction that caused the company to cease being a Shell Company.

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
●	the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and
●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result of our classification as a shell company, our investors are not permitted to rely on the "safe harbor" provisions of Rule 144, promulgated pursuant to the Securities Act, so as not to be considered underwriters in connection with the sale of our securities until one year from the date that we cease to be a shell company. This will likely make it more difficult for us to attract additional capital through subsequent unregistered offerings because purchasers of securities in such unregistered offerings will not be able to resell their securities in reliance on Rule 144, a safe harbor on which holders of restricted securities usually rely to resell securities."

Thank you for your time to review our offering cirular. And appreciate your comments to help correct, update, and improve our offering circular. If you have any questions regarding the amendments, please do not hesitate to call J. Adam Guo, the Company’s President, at (661) 519-5708.

Very truly yours,

Emo Capital, Corp.

By: /s/ J. Adam Guo

Name: J. Adam Guo

Title: President/Chief Executive Officer